COHEN & STEERS ETF TRUST

1166 Avenue of the Americas, 30th Floor

New York, New York 10036

January 22, 2025

VIA EDGAR

Shandy Pumphrey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cohen & Steers ETF Trust (the “Trust”)

Registration Statement on Form N-1A

File Numbers: 333-281213; 811-22913

Dear Ms. Pumphrey,

This letter is being filed to respond to the comments received from you via telephone on December 18, 2024 regarding the Trust’s Pre-Effective Amendment No. 2 to its registration statement on Form N-1A (the “Registration Statement”) relating to Cohen & Steers Real Estate Active ETF, Cohen & Steers Preferred and Income Opportunities Active ETF, and Cohen & Steers Natural Resources Active ETF (each a “Fund” and together, the “Funds”), which was filed with the Securities and Exchange Commission (the “Commission”) on December 6, 2024. Your comments, together with the Trust’s responses thereto, are set forth below. The Trust’s responses will be reflected, to the extent applicable, in a Pre-Effective Amendment to the Trust’s Registration Statement to be filed at a later date. Capitalized terms not defined in this letter have the meanings assigned to them in the Registration Statement.

1.	Staff Comment: Please include the name of the applicable Fund within each “Summary Section” heading on the “Table of Contents” page of the prospectus.

Response: The Trust will revise the “Table of Contents” page of the prospectus accordingly.

2.

Staff Comment: The Staff notes that, in connection with the adoption of tailored shareholder reports, the discussion regarding the Board’s basis for approving the Investment Advisory Agreement will be included on each Fund’s Form N-CSR instead of its report to shareholders. Please update any references to the availability of such information accordingly.

Response: The Trust will revise its disclosure accordingly.

3.

Staff Comment: Given that the disclosure pertaining to Cohen & Steers Real Estate Active ETF’s subadvisors that was previously included within the Trust’s Registration Statement has been removed, please confirm whether it is relevant to continue to include disclosure regarding the subadvisors’ proxy voting policies in Appendix A to the Registration Statement.

Response: The Trust respectfully notes that the Staff’s comment is no longer applicable given that the Trust will reinsert Cohen & Steers Real Estate Active ETF’s subadvisors in Pre-Effective Amendment No. 3 to the Registration Statement.

*  *  *  *  *

We hope the Staff finds these responses to adequately address the comments to the Registration Statement. Should members of the Staff have any questions or comments regarding these responses, they should call the undersigned at 212.796.9347.

Very truly yours,

/s/ Dana DeVivo

Dana DeVivo

Secretary and Chief Legal Officer

cc: Brian McCabe, Ropes & Gray LLP

Michael Doherty, Ropes & Gray LLP